EXHIBIT 99.1

Neptune's Competitor Claims an Illusory Victory

LAVAL, Quebec, Sept. 6, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announced that on September 4, 2012, Neptune's competitor, Aker Biomarine ASA ("Aker"), issued a press release in an attempt to confuse the krill oil market following the Australian patent authorities' decision to uphold a few claims of its Australian patent numbered AU2008231570. This decision resulted from the filing, on May 22, 2012, of Neptune's request for the re-examination of Aker's Australian patent.

On August 3, 2012, the Australian Patent Office issued a Re-Examination Report wherein it confirmed Neptune's position that Aker's claims to a krill oil production process lacked the requisite novelty and inventive step and therefore were invalid. Aker's AU2008231570 patent is now limited to narrow composition claims that contain specific percentages and amounts of both ether phospholipids and astaxanthin. In the AU2008231570 patent, krill oil with these specific percentages and amounts of ether phospholipids and astaxanthin are purportedly obtained through solvent and supercritical extractions, extraction processes that are much more expensive than the solvent extraction method used by Neptune.

"This is old news as the decision in the Re-Examination Report came out more than a month ago," stated Henri Harland, President and CEO of Neptune. "It is another failed attempt by Aker to mislead the markets and Neptune's Australian business partners into believing that they have solid intellectual property, when in fact they do not. The invention described in Aker's Australian patent, as far as we know, does not cover any krill oil products currently sold on the market and/or clinically tested, whether in Australia or anywhere else in the world. Unlike Neptune's NKO®, the scientific community has yet to identify clear substantial benefits that ether phospholipids in the concentrations covered by Aker's Australian patent may have for humans."

As stated in prior press releases, Neptune is confident in its conclusion that Aker's patent has no impact on its position as the leading krill oil provider to the Australian market, and that its products do not infringe the AU2008231570 patent. Aker itself, in the text of AU2008231570, makes the point that NKO® does not fall within the narrow specific percentages and amounts required by the claims that survived re-examination. Also, Neptune was exploiting or had taken definite steps to exploit its krill oil prior to the earliest claimed priority date of Aker's patent application and therefore, under Australian patent law, has a complete defense to infringement due to prior use. This means that Aker's patent is unenforceable in relation to NKO®.

"Moreover, as soon as the Australian Patent Office rejects the opposition filed by Aker against Neptune's allowed Australian patent AU2002322233 for a phospholipid composition covering NKO®, we will not hesitate to take all appropriate legal actions," added Mr. Harland.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com